Exhibit 4.8

WARRANT SOLICITATION AGREEMENT

THIS WARRANT SOLICITATION AGREEMENT (“Agreement”) is dated as of October 10, 2007, by and between ICOP, Digital, Inc., a Colorado corporation (the “Company”), and Paulson Investment Company, Inc., an Oregon corporation (“Broker”).

RECITALS

WHEREAS, the Company desires to retain Broker to act as a nonexclusive warrant solicitation agent in connection with the solicitation of the exercise of the Company’s outstanding redeemable warrants (Nasdaq: ICOPW) during the Solicitation Period (defined below); and

WHEREAS, as of October 9, 2007, the Company had outstanding approximately 4,400,000 redeemable warrants issued and outstanding (“Redeemable Warrants”) pursuant to three Warrant Agreements by and between the Company and Computershare Trust Company (“Warrant Agent”) dated as of July 13, 2005, December 8, 2005 and October 19, 2006, respectively (collectively, the “Warrant Agreements”); and

WHEREAS, each Redeemable Warrant entitles the holder to purchase one share of the Company’s common stock for $6.19 per share (the shares issuable upon exercise of the Redeemable Warrants are referred to herein as the “Warrant Shares”); and

WHEREAS, the Company desires Broker to act on behalf of the Company, and Broker is willing to do so in connection with the exercise of the Redeemable Warrants;

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereto agree as follows:

1. Appointment of the Solicitation Agent. The Company hereby appoints Broker to act as a nonexclusive solicitation agent for the Company in connection with the exercise of the Redeemable Warrants during the Solicitation Period, and Broker hereby accepts such appointment. The Broker shall, during the Solicitation Period, and consistent with its obligations under applicable laws and the rules and regulations of the Financial Industry Regulatory Authority (“FINRA”) and the Securities and Exchange Commission (“SEC”), use Broker’s reasonable best efforts to maximize the number of Redeemable Warrants which are exercised, including appropriate communications with the record owners and beneficial owners of the Redeemable Warrants, as well as with said owners’ brokers, agents or other representatives. For the purposes of this Agreement, the term “Solicitation Period” means the period of time (i) beginning when the Company calls the Redeemable Warrants for redemption in accordance with the terms of the Redeemable Warrants and the Warrant Agreements and (ii) ending on the redemption date announced by the Company in accordance with the terms of the Redeemable Warrants and the Warrant Agreements.

2. Warrant Solicitation Fee.

(a) Amount of Solicitation Fee. The Company shall pay Broker a fee consisting of a cash payment equal to five percent (5%) of the total proceeds received from the exercise of those Redeemable Warrants for which Broker is properly designated and confirmed in writing as the soliciting broker by the holders of the Redeemable Warrants exercised during the Solicitation Period (the “Solicitation Fee”).

(b) Conditions to Payment of Solicitation Fee. The Company shall only be obligated to pay the Solicitation Fee to Broker if all of the following conditions are met: (i) the exercise of the Redeemable Warrants are in accordance with the Warrant Agreements, (ii) the actions of Broker in soliciting the exercise of the Redeemable Warrants have been consistent with applicable federal and state securities laws, the guidelines and rules of FINRA and applicable rules and regulations of the SEC, including Regulation M; and (iii) disclosure of the Company’s compensation arrangement with Broker is made in a prospectus provided to the holders of the Redeemable Warrants at the time of exercise.

(c) Timing of Payment of Solicitation Fee. Within fifteen (15) days after the expiration of the Solicitation Period, the Company shall deliver a notice to Broker setting forth the total number of Redeemable Warrants which have been properly exercised by the holders of the Redeemable Warrants during the Solicitation Period and for which Broker has solicited exercise in accordance with this Agreement, together with payment of the Solicitation Fee with respect to the Redeemable Warrants so exercised and any related or supporting documentation reasonably requested by Broker.

(d) Entire Solicitation Fee. The amounts to be paid to Broker under Section 2(a) above represent the entire amount payable by the Company to Broker, its agents or representatives in connection with the services described under Section 1 of this Agreement and shall also include any amounts which are adjudicated to be owed to any third parties as a result of Broker’s commitments to such third parties.

(e) State Law Compliance. Broker shall be responsible for compliance with applicable state securities and “blue sky” laws as they relate to the solicitation of the Redeemable Warrants.

3. Representations, Warranties and Covenants of the Company. The Company represents, warrants and covenants as follows:

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Colorado and has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. This Agreement constitutes the legal, valid and binding agreement and obligation of the Company, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally, including, without limitation laws regarding fraudulent or preferential transfers, or by the principles governing the availability of equitable remedies.

(b) During and throughout the Solicitation Period:

(1) The Company shall use its reasonable best efforts to ensure that a registration statement registering the Warrant Shares (the “Registration Statement”) and a prospectus contained in the Registration Statement (the “Prospectus”), as modified or supplemented by information incorporated by reference into the Registration Statement and Prospectus, conform in all material respects with the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) and do not include any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(2) The Company shall immediately notify Broker if the Company becomes aware that (i) the SEC has issued any order preventing or suspending the use of the Prospectus, (ii) the Warrant Shares are no longer registered on a current Registration Statement and Prospectus, or (iii) the Registration Statement or Prospectus do not conform in all material respects with the requirements of the Securities Act and the Exchange Act, or include an untrue statement of material fact or omit to state a material fact, the statement of which is required or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(3) The Prospectus shall disclose the Company’s Solicitation Fee and compensation arrangement with Broker, and the Company will provide the Prospectus (or have the Prospectus provided) to the holders of the Redeemable Warrants at the times of exercise.

(c) The Warrant Shares have been duly authorized, have been duly reserved for issuance; and, upon exercise of the Redeemable Warrants and payment to the Company of the exercise price therefor during the Solicitation Period, the Warrant Shares will be validly issued, fully paid and non-assessable.

(d) Neither the execution and delivery of this Agreement by the Company nor the consummation of the transactions contemplated hereby will: (i) conflict with or result in any breach of any provision of the Articles of Incorporation or Bylaws of the Company, each as amended to date; (ii) require any consent, approval, authorization or permit from, or filing with or notification to, any United States or foreign governmental or regulatory authority or other third party, except for any such consents, approvals, authorizations, permits, filings or notifications, the absence of which would not have a material adverse effect on the Company or the Redeemable Warrants; (iii) result in a breach of the terms, conditions or provisions of, constitute a default (or an event which, upon notice or lapse of time or both, would constitute a default) under or cause, permit or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material agreement or other material instrument or obligation to which the Company is a party or by which the Company is bound; or (iv) conflict with or result in a violation of any provision of (A) any statute, rule, regulation or ordinance which conflict or violation might have a material adverse impact on the Company or the Redeemable Warrants, or (B) any material order, writ, injunction, judgment, award, decree, permit or license applicable to the Company or any of the Company’s properties or assets.

4. Representations and Warranties of Broker. Broker represents and warrants as follows:

(a) Broker is a corporation duly organized, validly existing and in good standing under the laws of Oregon and has full power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. All proceedings on the part of Broker necessary to authorize this Agreement and the transactions contemplated hereby have been duly and validly taken. This Agreement has been duly and validly authorized, executed and delivered by Broker, constitutes the legal, valid and binding agreement and obligation of Broker, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally, including, without limitation laws regarding fraudulent or preferential transfers, or by the principles governing the availability of equitable remedies.

(b) Neither the execution and delivery of this Agreement by Broker nor the consummation of the transactions contemplated hereby will (i) conflict with or result in any breach of any provision of the governing instruments of Broker, each as amended to date; (ii) require any consent, approval, authorization or permit from, or filing with or notification to, any United States or foreign governmental or regulatory authority or other third party, except for any such consents, approvals, authorizations, permits, filings or notifications, the absence of which would not have a material adverse effect on ability of the holders of the Redeemable Warrants to exercise the Redeemable Warrants or on the Company’s ability to redeem the Redeemable Warrants; (iii) result in a breach of the terms, conditions or provisions of, constitute a default (or an event which, upon notice or lapse of time or both, would constitute a default) under or cause, permit or give rise to any right of termination, cancellation or acceleration under any of the terms, conditions or provisions of any material agreement or other material instrument or obligation to which Broker is a party or by which Broker is bound; or (iv) conflict with or result in a violation of any provision of (A) any statute, rule, regulation or ordinance which conflict or violation might have a material adverse impact on Broker, including the rules of the SEC and FINRA or (B) any material order, writ, injunction, judgment, award, decree, permit or license applicable to Broker or any of Broker’s properties or assets.

(c) Broker is familiar with the terms of the Warrant Agreements.

5. Indemnification.

(a) The Company agrees to indemnify and hold harmless Broker, its agents, its representatives and each person who controls the Broker, from and against any and all losses, claims, damages or liabilities, joint or several, to which such indemnified parties or any of them may become subject under the Securities Act, the Exchange Act, or the common law or otherwise, and the Company agrees to reimburse each of such persons for any legal or other expenses incurred by the respective indemnified parties in connection with defending against such losses, claims or liabilities or in connection with any investigation or inquiry of, or other proceeding which may be brought against, the respective indemnified parties, in each case arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (including the Prospectus as part thereof) or any post-effective amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the indemnity agreements of the Company contained in this paragraph (a) shall not apply to any such losses, claims, damages, liabilities or expenses if such statement or omission was made in reliance upon and in conformity with information furnished to the Company by or on behalf of Broker.

(b) Broker agrees to indemnify and hold harmless the Company, its agents, its representatives and each person who controls the Company, from and against any and all losses, claims, damages or liabilities, joint or several, to which such indemnified parties or any of them may become subject under the Securities Act, the Exchange Act, or the common law or otherwise and to reimburse each of such persons for any legal or other expenses incurred by the respective indemnified parties in connection with defending against any such losses, claims, damages or liabilities or in connection with any investigation of inquiry of, or other proceeding which may be brought against, the respective indemnified parties, in each case arising out of or based upon any untrue statement or alleged untrue statement of a material fact in the Registration Statement (including the Prospectus as part thereof) or any post-effective amendment thereto, or the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, if such statement or omission was made in reliance and in conformity with information furnished to the Company by or on behalf of Broker.

(c) Each party indemnified under the provision of paragraphs (a) and (b) of this Section 5 agrees that, upon its receipt of written notification of the commencement of any investigation or inquiry of, or proceeding against, it in respect of which indemnity may be sought on account of any indemnity agreement contained in such paragraphs, it will promptly give written notice (the “Notice”) of such notification to the party or parties from whom indemnification may be sought hereunder. No indemnification provided for in such paragraphs shall be available to any party who shall fail so to give the Notice if the party to whom such Notice was not given was unaware of the action, suit, investigation, inquiry or proceeding to which the Notice would have related and was prejudiced by the failure to give the Notice. Any indemnifying party shall be entitled at its own expense to participate in the defense of any action, suit or proceeding against, or investigation or inquiry of, an indemnified party. Any indemnifying party shall be entitled, if it so elects within a reasonable amount of time after receipt of the Notice by giving written notice (herein called the “Notice of Defense”) to the indemnified party, to assume (alone or in conjunction with any other indemnifying party or parties) the entire defense of such action, suit, investigation, inquiry or proceeding, in which event such defense shall be conducted, at the expense of the indemnifying party or parties, by counsel chosen by such indemnifying party or parties reasonably satisfactory to the indemnified party or parties; provided, however, that (i) if the indemnified party or parties reasonably determine that there may be a conflict between the positions of the indemnifying party or parties and of the indemnified party or parties in conducting the defense of such action, suit, investigation, inquiry or proceeding or that there may be legal defenses available to such indemnified party or parties different from or in addition to those available to the indemnifying party or parties, then counsel for the indemnified party or parties shall be entitled to conduct the defense to the extent reasonably determined by such counsel to be necessary to protect the interests of the indemnified party or parties and (ii) in any event, the indemnified party or parties shall be entitled to have counsel chosen by such indemnified party or parties participate in, but not conduct, the defense. If, within a reasonable time after receipt of the Notice, an indemnifying party gives a Notice of Defense and the counsel chosen by the indemnifying party or parties is reasonably satisfactory to the indemnified party or parties, the indemnifying party or parties will not be liable under paragraphs (a) and (b) of this Section 5 for any legal or other expenses subsequently incurred by the indemnified party or parties in connection with the defense of the action, suit, investigation, inquiry or proceeding, except that (A) the indemnifying party or parties shall bear the legal and other expenses incurred in connection with the conduct of the defense as referred to in clause (i) of the proviso to the preceding sentence and (B) the indemnifying party or parties shall bear such other expenses as it or they have authorized to be incurred by the indemnified party or parties. If, within a reasonable time after receipt of the Notice, no Notice of Defense has been given, the indemnifying party or parties shall be responsible for any legal or other expenses incurred by the indemnified party or parties in connection with the defense of the action, suit, investigation, inquiry or proceeding.

(d) No indemnifying party will, without the prior written consent of the indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action, suit or proceeding in respect of which indemnification may be sought hereunder (whether or not such indemnified party or any person who controls such indemnified party within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act is a party to such claim, action, suit or proceeding) unless such settlement, compromise or consent includes an unconditional release of such indemnified party and each controlling person from all liability arising out of such claim, action, suit or proceeding.

6. Termination. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated by either party at any time and for any reason effective the close of the Company’s next business day after delivery of written notice of termination to the other party in accordance with Section 7(e) herein. If this Agreement is terminated pursuant to this Section 6, this Agreement shall thereafter have no effect except for (i) the Company’s obligation to pay the Solicitation Fee for exercises of Redeemable Warrants prior to the effectiveness of said termination and (ii) both parties’ indemnification obligations under Section 5 above, all of which shall survive the termination of this Agreement.

7. Miscellaneous.

(a) Survival of Representations and Warranties. The parties’ respective representations and warranties contained in this Agreement shall survive until two (2) years after the termination of this Agreement at which time they shall expire and be deemed terminated and thereafter neither party may claim any damage for breach thereof.

(b) Amendment and Waiver. Any term or provision of this Agreement may be waived at any time by the party which is entitled to the benefits thereof, but only in a writing signed by such party, and this Agreement may be amended or supplemented at any time, but only by written agreement of the Company and Broker. Any such waiver with respect to a failure to observe any such provision shall not operate as a waiver of any subsequent failure to observe such provision unless otherwise expressly provided in such waiver.

(c) Expenses. Except as otherwise provided in this Agreement, the Company and Broker shall pay their respective fees, commissions, costs, and other expenses, separately incurred in connection with the preparation and execution of this Agreement and the consummation of the transactions contemplated hereby.

(d) Entire Agreement. This Agreement contains the entire agreement between the Company and Broker with respect to the solicitation of the exercise of the Redeemable Warrants and the related transactions and supersedes all prior arrangements or understandings with respect thereto.

(e) Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be validly given, made or served, if in writing and delivered personally or sent by fax (except for legal process) or certified mail, postage prepaid, to:

Company:	ICOP Digital, Inc.
16801 W. 116th Street
Lenexa, KS 66219
Attn: David C. Owen, Chairman and Chief Executive Officer
Fax No: (913) 312-0264

Broker:	Paulson Investment Company, Inc.
811 SW Naito Parkway
Portland, OR 97204
Attn: Lorraine Maxfield, Senior Vice President
Fax No: (503) 243-6096

or to such other address or fax number as any party hereto may, from time to time, designate in a written notice given in a like manner. Notice given by fax shall be deemed delivered on the day the sender receives confirmation that such notice was received at the fax number of the addressee, provided that if the faxed notice is transmitted by the sender after 6:00 p.m. (Eastern time), it shall be deemed to have been delivered the following day. Notice given by mail as set out above shall be deemed delivered three calendar days after the date the same is postmarked.

(f) Assignment. Except with the consent of both parties hereto, this Agreement may not be assigned, by operation of law or otherwise, and any attempt to do so shall be void. This Agreement shall be binding upon and inure to the benefit of successors and assigns of the parties hereto.

(g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Colorado without giving effect to conflicts of laws.

(h) Construction of Agreement. Each of the parties hereto acknowledges and agrees that no provision in this Agreement is to be interpreted for or against any party because that party or that party’s legal representative drafted the provision.

(i) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date and year first above written.

ICOP DIGITAL, INC.

By:
Name:	David C. Owen
Title:	Chairman and Chief Executive Officer

PAULSON INVESTMENT COMPANY, INC.

By:
Name:	Lorraine Maxfield
Title:	Senior Vice President